EXHIBIT (99.2)

ITEM 7 INFORMATION

The securities being reported on by Origin Energy Limited (“Origin”) may be deemed to be beneficially owned by Sagasco Amadeus Pty Limited (“Sagasco”). Sagasco is a direct wholly-owned subsidiary of Sagasco NT Pty Limited, which in turn is a direct wholly owned subsidiary of Origin Energy Resources Limited, which in turn is a direct wholly-owned subsidiary of Origin.